Exhibit 99.1

Bilibili Inc. Announces Results of Annual General Meeting

SHANGHAI, China, June 17, 2026 — Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced that each of the proposed resolutions (the “Proposed Resolutions”) set out in the notice of the annual general meeting dated April 16, 2026 (the “AGM Notice”) has been adopted at its annual general meeting of shareholders held in Shanghai, China today.

After the adoption of the Proposed Resolutions, all corporate authorizations and actions contemplated thereunder are approved, including, among other things, that (i) Mr. Rui Chen is re-elected as a director and Mr. Eric He and Mr. Guoqi Ding are re-elected as independent directors of the Company; (ii) the directors are granted a general mandate to issue, allot, and deal with additional Class Z ordinary shares or equivalents and a general mandate to repurchase the Company’s own shares on the respective terms and in the respective periods as set out in the AGM Notice; and (iii) the ninth amended and restated memorandum of association and articles of association of the Company has been adopted and become effective.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with “All the Videos You Like” as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and a frontier for promoting Chinese culture around the world.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com